August 25, 2006
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Attn:	Tangela Richter Carmen Moncada-Terry Michael Pressman Mail Stop 7010

Re:	Chaparral Resources, Inc. Schedule 13E-3/A-2 Filed August 7, 2006 File No. 5-18426 Schedule 14A/A-2 Filed August 7, 2006 File No. 0-07261
Dear Ms. Richter, Ms. Moncada-Terry, and Mr. Pressman:
     On behalf of Chaparral Resources, Inc., a Delaware corporation, I enclose for filing under the Securities Act of 1933, as amended, and the applicable rules and regulations under the Securities Act, the Definitive Proxy Statement on Schedule 14A (the “Schedule 14A”).
     The Schedule 14A has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated August 18, 2006 and telephonic discussion by Joel Swanson and Denmon Sigler of Baker Botts L.L.P. and Brian Konradi of Akin Gump LLP with Mr. Pressman and Ms. Moncada-Terry of the Staff on August 23, 2006 and August 24, 2006, relating to the Schedule 14A and the Schedule 13E-3/A-2. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

General
Schedule 13E-3/A2 Filed August 7, 2006
1.	Comment: We note your response to comment 2 and reissue the comment in part. You state that you do not believe that the BMO Nesbitt Burns fairness report and financial analysis are materially related to this transaction because the report does not reference Chaparral and because the analysis was not reviewed by Chaparral’s special committee. The staff has previously rejected the position that the phrase “materially related to the Rule 13e-3 transaction” is limited to documents prepared “in contemplation of, or in connection with, a going private transaction.” The fact that a report, opinion or appraisal was not prepared specifically for purposes of the going private transaction is not dispositive of its relevance or materiality to the transaction. The financial analysis was provided to Nelson Resources shortly before the LUKOIL amalgamation. It is not clear to the staff why LUKOIL, a filing person and the successor to Nelson, should not be considered a recipient of this information. In addition, given that the amalgamation granted a controlling equity position in Chaparral to LUKOIL, such that LUKOIL’s approval is required for any major transaction, including any alternatives to the going private transaction, it appears that the financial analysis is materially related to the going private transaction. Please provide a summary of BMO Nesbitt Burns’ financial analysis.

Response: As discussed with the Staff on August 23, 2006, a summary of BMO Nesbitt Burns’ financial analysis cannot be provided, as neither Chaparral nor LUKOIL has reviewed or had access to a copy of such financial analysis. In response to a request to provide a copy of the financial analysis and to consent to disclose this information to the Commission, BMO Nesbitt Burns sent a fax to Dmitry Timoshenko, in which it refused to provide any financial analysis or to consent to its disclosure. BMO Nesbitt Burns stated that it was engaged by the Special Committee of Nelson Resources solely to provide a fairness opinion to assist the Special Committee of Nelson Resources, and not Chaparral, in evaluating the proposed acquisition of Nelson Resources by LUKOIL. In addition, BMO Nesbit Burns stated that the fairness opinion was not prepared with the intent that it or the underlying analysis would be distributed, used or relied upon in any context other than that in which it was prepared. BMO Nesbitt Burns further stated that since the fairness opinion was prepared in the context of the Nelson transaction, its use cannot be extended to another transaction including the merger proposed by LUKOIL and Chapparal. For your reference, we have attached a copy of the above referenced fax from BMO Nesbitt Burns as Annex A to this comment response memo. We note additionally that none of the directors of Nelson remained in their positions with Nelson’s successor following the Nelson acquisition by LUKOIL. We have revised the disclosure on page 12 of the Schedule 14A in response to this comment.
Schedule 14A/A2 filed August 7, 2006
Reasons for the Special Committee’s Determination; Fairness of the Merger, page 18
2.	Comment: We note your responses to prior comments 5 and 6. Your responses partially address the comments. The disclosure has not been revised to specifically discuss why each of the identified factors supports the special committee’s determination that the Rule 13e-3 transaction is fair to the unaffiliated stockholders. For example, in response to comment 5, you do not explain why the special committee’s knowledge of your business, assets, financial condition and results of operations, the nature of your business and the energy industry; and the risk of doing business in Kazakhstan and your growth potential, support the special committee’s fairness determination.

Response: We have revised the disclosure on pages 19 through 24 of the Schedule 14A in response to this comment. As discussed with Mr. Pressman and Ms. Moncada-Terry on August 23, 2006, the Staff is not requiring that any additional disclosure related to prior comment 6 be added to the Schedule 14A in response to this comment.

3.	Comment: Please expand your response to comment 7 to explain why the reduction in equity position by two of your largest and most sophisticated stockholders supports the special committee’s fairness determination.

Response: Whittier Ventures, L.L.C. and Allen & Company Incorporated, two of our largest stockholders and sophisticated investors, had at the time of execution of the merger agreement an estimated combined ownership in Chaparral of approximately 13% of the outstanding public shares. Both stockholders have long-term holdings in the company, and the Chief Investment Officer of Whittier Ventures is a previous Vice Chairman and Director of Chaparral. The special committee believes the reduction in equity position by these stockholders in 2005 supports the special committee’s fairness determination because substantially all of these sales represent a willingness on the part of our sophisticated long-term holders with significant knowledge of our company to sell shares of our common stock at less than the merger consideration to be paid by LUKOIL. Additional detail regarding these sales is included in the penultimate bullet point on page 20 of the Schedule 14A.

4.	Comment: We note your responses to prior comments 10 and 11. Please further expand your disclosure to discuss why the factors addressed by each comment disfavored the determination of fairness.

Response: The special committee believes that the absence of a requirement for the approval of the transaction by a majority of the unaffiliated stockholders is a factor weighing against both procedural and substantive fairness of the transaction, and we have revised the disclosure on pages 22 and 23 of the Schedule 14A in response to this comment. As discussed with Mr. Pressman and Ms. Moncada-Terry on August 23, 2006, the Staff is not requiring any additional liquidation-related disclosure be added to the Schedule 14A in response to this comment.
**************

     We hereby acknowledge the following:
(1)	We are responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with respect to the foregoing, please contact Richard Wilkie of Akin Gump Strauss Hauer & Feld at +1-202-887-4545 or Joel Swanson of Baker Botts L.L.P. at +1-713-229-1330.

Sincerely,
/s/ Boris Zilbermints
Boris Zilbermints
Chief Executive Officer

Enclosures
Richard J. Wilkie, w/encls.
Akin Gump Strauss Hauer & Feld LLP
R. Joel Swanson, w/encls.
Baker Botts L.L.P.

Annex A
Letter from BMO Nesbitt Burns Inc. to Caspian Investments Resources Ltd.
dated July 26, 2006
[See next page]

BMO CAPITAL MARKETS	BMO Nesbitt Burns Inc. Mergers & Acquisitions 100 King Street West, 5th Floor
Toronto, ON M5X 1H3

Tel: (416) 359-4001
July 26, 2006
Mr. Dmitrii Timoshenko
Director
Caspian Investments Resources Ltd.
P.O. Box 3443
Tropic Isle Building
Road Town, Tortola
British Virgin Islands
c/o Mr. Lyndon Allin, Akin Gump Strauss Hauer & Feld LLP
Via Facsimile: +1 (202) 887-4288
Dear Mr. Timoshenko,
In response to your letter of July 10, 2006 to Jason Zabinsky requesting a copy of any financial analysis behind the fairness opinion provided by BMO Nesbitt Burns to the Special Committee of Nelson Resources and our consent to disclose this information to the Securities Exchange Commission (“SEC”), BMO Nesbitt Burns has the following comments.
BMO Nesbitt Burns was engaged by the Special Committee of Nelson Resources solely to provide a fairness opinion to assist the Special Committee in evaluating the proposed acquisition of Nelson Resources by Lukoil. The fairness opinion was prepared and delivered consistent with Canadian investment banking practices. The fairness opinion was not prepared with the intent that it or the underlying analysis would be distributed, used or relied upon in any context other than that in which it was prepared. The fairness opinion was prepared in the context of the Nelson transaction and its use cannot be extended to another transaction including the merger proposed by Lukoil and Chapparal.
Based on the foregoing, BMO Nesbitt Burns will not be able accede to your request to provide any financial analysis nor would we consent to its disclosure.
Sincerely,
/s/ Daniel D. Barclay
Daniel D. Barclay
Managing Director
Mergers & Acquisitions